                                             File No.: 70-8783



                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

               NEES GLOBAL TRANSMISSION, INC. (NGT)
    (Formerly New England Electric Resources, Inc. (NEERI))


     In accordance with the orders of the Securities and Exchange
Commission dated April 15, 1996, the following is a report for the fourth quarter of 1997:

     In July 1996, NEERI International, a wholly-owned subsidiary of NGT, was formed under the laws of the Cayman Islands.
     NGT owned two shares of NEERI International until December 22, 1997, at which time NGT sold its two shares to a non-affiliated third party.

     NEERI International had served as a Project Parent for prospective EWG/FUCO investments under File No. 70-8783 and had no employees.

     In the quarter ending December 31, 1997, NEERI International had no revenues, and had no expenses related to EWG/FUCO project development.

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-8783) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEES GLOBAL TRANSMISSION, INC.



                               s/John G. Cochrane
                           By: _________________________________
                               John G. Cochrane
                               Treasurer


Date: February 27, 1998